CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the registration statements of Noise Cancellation Technologies, Inc. on Form S-3 (File Nos. 33-47611, 33-51468, 33-74442, 33-84694 and 333-10545), on Form S-1 (File Nos. 33-19926,
33-38584  and  33-44790)  and on Form S-8 (File  Nos.  33-64792,  333-11209  and
333-11213) of our report, which includes an explanatory paragraph about the Company's ability to continue as a going concern, dated February 28, 1997 (with respect to Note 15, March 28, 1997, Note 8, April 10, 1997, and Note 7, April 18, 1997, respectively), on our audits of the consolidated financial statements and schedules of the Company as of December 31, 1996, December 31, 1995 and for the years ended December 31, 1996, December 31, 1995 and December 31, 1994 which report is included in this Annual Report on Form 10-K.

/s/ Richard A. Eisner & Company, LLP

New York, New York
April 18, 1997

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